

March 26, 2015

Via E-Mail
Eric A. McAfee
Chairman and Chief Executive Officer
Aemetis, Inc.
20400 Stevens Creek Blvd., Suite 700
Cupertino, CA 95014

   Re: **Aemetis, Inc.**
     Preliminary Proxy Statement on Schedule 14A
     Filed March 3, 2015
     File No. 001-36475

Dear Mr. McAfee:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Craig Slivka, for

           Pamela Long
           Assistant Director

Cc: Via E-Mail
   Celeste S. Ferber, Esq.